FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX, MATERIAL FACT

CASH TENDER OFFER FOR SHARES OF EMBRATEL

Mexico City, July 28, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) ("TELMEX") , as controlling shareholder of Embratel Participações S.A. ("EMBRAPAR"), in reference to the Material Fact released on July 24, 2006, announces its decision to file with the Brazilian Securities and Exchange Commission ("CVM") in the coming days a request to convert its tender offer for cancellation of the registration of EMBRAPAR as a public company, which was announced through the Material Fact dated May 8, 2006 ("Tender Offer"), into a voluntary tender offer under different procedures ("Voluntary Tender Offer"), as expressly authorized by CVM by decisions of its Board, dated July 18 and 27, 2006. The Voluntary Tender Offer will extend to any and all of the outstanding common and preferred shares of EMBRAPAR ("Shares") and will be carried out through Telmex's wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. ("Offeror"), with the intermediation of Unibanco - União de Bancos Brasileiros S.A.

As authorized by CVM, the Voluntary Tender Offer will result in the cancellation of EMBRAPAR as a public company ("Cancellation of the Registration") if the following conditions are satisfied: (i) the Offeror acquires more than two-thirds of the Shares in the Voluntary Tender Offer; and (ii) Agência Nacional de Telecomunicações - ANATEL issues a statement favorable to the Cancellation of the Registration, before or after the conclusion of the Voluntary Tender Offer. If the conditions described above are satisfied, any remaining holder of Shares will have the opportunity, for a period following the satisfaction of such conditions, to require the Offeror to purchase its shares, as provided by article 10, paragraph 2 of CVM Instruction no. 361/02.

The purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will remain the price announced for the Tender Offer, R$ 6.95 (six Brazilian reais and ninety five cents) per 1,000 (one thousand) shares, adjusted by the monthly Taxa Referencial - TR, pro rata temporis, from May 8, 2006 (the announcement date of the Tender Offer) through the date of the settlement of the Voluntary Tender Offer.

In the coming days, the Offeror will submit to CVM a form of Notice of Voluntary Tender Offer, which will describe the Voluntary Tender Offer terms and conditions, including those recently approved by CVM.

The Voluntary Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares ("ADSs"). When the Voluntary Tender Offer is launched, TELMEX will publish a tender offer statement and file it with the Securities and Exchange Commission ("SEC") in the United States. Holders of EMBRAPAR shares and ADSs should read the tender offer statement, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC's website at www.sec.gov.

The launch of the Voluntary Tender Offer and its effectiveness are subject to the approval by CVM of the terms set forth in the form of Notice of Voluntary Tender Offer, as well as to the satisfaction or waiver of the conditions set forth in the Notice of Voluntary Tender Offer.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary network with countrywide coverage and presence in Brazil's main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil's leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX, MATERIAL FACT: CASH TENDER OFFER FOR SHARES OF EMBRATEL.